Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Retweet @AjitPaiFCC: In light of the significant commitments made by @TMobile and @Sprint as well as the facts in the record to date, I believe that this transaction is in the public interest and intend to recommend to my colleagues that the @FCC approve it. My full statement: https://docs.fcc.gov/public/attachments/DOC-357535A1.pdf …

Media Contact:

Brian Hart, (202) 418-0505

brian.hart@fcc.gov

For Immediate Release

CHAIRMAN PAI STATEMENT ON T-MOBILE/SPRINT TRANSACTION

WASHINGTON, May 20, 2019—Today, T-Mobile US, Inc. and Sprint Corporation committed to the Federal Communications Commission that they would take a series of significant steps if the companies’ merger application is approved. Federal Communications Commission Chairman Ajit Pai responded to these new commitments with the following statement:

“Two of the FCC’s top priorities are closing the digital divide in rural America and advancing United States leadership in 5G, the next generation of wireless connectivity. The commitments made today by TMobile and Sprint would substantially advance each of these critical objectives.

“For example, the companies have committed to deploying a 5G network that would cover 97% of our nation’s population within three years of the closing of the merger and 99% of Americans within six years. This 5G network would also reach deep into rural areas, with 85% of rural Americans covered within three years and 90% covered within six years. Additionally, T-Mobile and Sprint have guaranteed that 90% of Americans would have access to mobile broadband service at speeds of at least 100 Mbps and 99% would have access to speeds of at least 50 Mbps.

“The construction of this network and the delivery of such high-speed wireless services to the vast majority of Americans would substantially benefit consumers and our country as a whole.

“I’m also pleased that the companies have committed to a robust buildout of their mid-band spectrum holdings. Demonstrating that 5G will indeed benefit rural Americans, T-Mobile and Sprint have promised that their network would cover at least two-thirds of our nation’s rural population with highspeed, mid-band 5G, which could improve the economy and quality of life in many small towns across the country.

“Moreover, the companies have offered specific commitments regarding the rollout of an in-home broadband product, including to rural households. This would give many Americans another option for home broadband service.

“The companies have also taken steps to respond to concerns that have been raised about this transaction. Most importantly, in addition to their prior commitment not to raise prices for three years, T-Mobile and Sprint have decided to divest Boost Mobile. This sale is designed to address potential competitive issues that have been identified in the prepaid wireless segment.

“It’s also important that the companies would suffer serious consequences if they fail to follow through on their commitments to the FCC. These consequences, which could include total payments to the U.S. Treasury of billions of dollars, create a powerful incentive for the companies to meet their commitments on time.

“In light of the significant commitments made by T-Mobile and Sprint as well as the facts in the record to date, I believe that this transaction is in the public interest and intend to recommend to my colleagues that the FCC approve it. This is a unique opportunity to speed up the deployment of 5G throughout the United States and bring much faster mobile broadband to rural Americans. We should seize this opportunity.”

The FCC opened a proceeding to consider the T-Mobile/Sprint transaction on June 15, 2018 and has amassed a voluminous record in the time since. In the coming weeks, Chairman Pai will present his colleagues with a draft order that would resolve this matter.

Additional information about this proceeding can be found at https://www.fcc.gov/transaction/t-mobilesprint.

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Media Relations: (202) 418-0500 / ASL: (844) 432-2275 / TTY: (888) 835-5322 / Twitter: @FCC / www.fcc.gov This is an unofficial announcement of Commission action. Release of the full text of a Commission order constitutes official action. See MCI v. FCC, 515 F.2d 385 (D.C. Cir. 1974).

Retweet @BrendanCarrFCC: After a year long review, I announced today that I support the combination of T-Mobile & Sprint. The record that’s developed is clear: it will enable Americans across the country to see more competition and an accelerated buildout of fast, 5G service, including in rural America.

Media Contact: Evan Swarztrauber, (202) 418-2261

Evan.Swarztrauber@fcc.gov

For Immediate Release

CARR ANNOUNCES SUPPORT FOR T-MOBILE – SPRINT TRANSACTION FCC

Commissioner Cites Increased Competition, 5G Service for Rural America

WASHINGTON, May 20, 2019—Today, FCC Commissioner Brendan Carr announced his support for the merger between wireless providers T-Mobile and Sprint, citing the increased competition Americans will see for wireless and in-home Internet services, as well as commitments to accelerate the buildout of fast, 5G service in rural America.

“I support the combination of T-Mobile and Sprint because Americans across the country will see more competition and an accelerated buildout of fast, 5G services,” Carr said. “The proposed transaction will strengthen competition in the U.S. wireless market and provide mobile and in-home broadband access to communities that demand better coverage and more choices,” Carr added.

T-Mobile and Sprint announced their proposed merger more than a year ago. Since then, the FCC has received extensive evidence from a wide range of parties interested in the transaction.

T-Mobile’s leadership made specific commitments to build out 5G and next-generation wireless services to rural America in a filing this morning. The company made firm commitments to construct its network in unserved areas and serve those communities with fiber-like speeds that will be independently verified. T-Mobile detailed new binding commitments to accelerate rural 5G deployment and offer in-home broadband more widely.

“Today’s commitments to bring 5G to rural America are verifiable and enforceable. The proposed transaction’s investment in rural 5G will help close the digital divide—this FCC’s top priority,” said Carr. “American leadership in 5G depends on giving all communities a fair shot at next-gen access. I am pleased that the parties have agreed to invest in securing the U.S.’s preeminence in 5G.”

“Approving this combination will help the U.S. notch another win in the global race to 5G,” Carr added.

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Office of Commissioner Brendan Carr: (202) 418-2200

Twitter: @BrendanCarrFCC

www.fcc.gov/about/leadership/brendan-carr

Tweet: Thank you @MikeOFCC for your statement of support of @Sprint & @TMobile’s pending merger to bring #5GForAll. I appreciate your dedication to strengthen the economy & bring the best in #5G to US consumers. [Details: http://www.newtmobile.com ]

“While I generally withhold all comments regarding pending or prospective mergers, I find it necessary to clarify, at this time, that I am inclined to support T-Mobile/Sprint proposed merger, even if not convinced of the need for all the newly announced conditions being proposed.”

The following is an excerpted transcript Sprint’s Town Hall 4Q18 Video Replay:

So first though the obvious. We have all seen the negative headlines out there and I want to address them hands on. There are always, and I shared that with you on different occasions, going to be people who doubt any big merger, especially one in an, the industry like ours because everyone is using wireless services so as a view on, let’s say, our merger. There are also people who are actively opposed because of their own motivations. I will not come back on that, but some of our competitors, you can expect, are not so happy with us merging. For many of you I have seen in the past few months that your concerns have shifted from whether we’ll merge to what will happen if Sprint stays stand alone. You may have seen the documents that we have filed with the government to explain our options. But don’t for a second, despite all those documents, let that discount the progress that we have made and my gratefulness for the hard work and commitment you have shown, some of you for dozens of years. Now for the headlines. We don’t see enough of the positive ones. And there are some as you can see on this slide. I believe that remaining positive is a choice. I encourage all of you, even if it’s not always that easy to ignore the distractions and instead focus on working hard and strengthening your own leadership skills so that you are confident about your future whatever happens in any scenario. If the deal with T-Mobile goes through together we will have the number one network and the best national wide 5G network coverage. We would finally be able to compete head to head with AT&T and Verizon and really challenge them for the number one position in the country. We have always dreamt about it so that might become reality if we merge. That’s a dream for all of us and the best thing for competition in the wireless industry as we kept saying to the regulators. If the deal doesn’t go through, I have always, let’s say, been also transparent with you, Sprint will still exist despite all, let’s say, what some people might say. But to achieve long term sustainability it will require us to make some changes to our business model in order to adjust our company in the environment in which we will be. I can assure you that Marcelo and I continue to have a productive dialog with federal and state regulatory authorities. I’ve spent probably most of my time in D.C. in the past few weeks, when I am not on the beach, in order to try to make it go through. Although we continue to answer questions from the FCC and DOJ staff it’s clearly shifting to a decision phase, meaning from the staff to the front office of those entities. The FCC shot clock is expected to conclude on June 3rd. So now in less than a month so it won’t be long before you know more. And as I have always been, I remain committed to keeping you informed of any updates that I would get on this merger.

And at the state level, which is also something which is important, we have received 16 of the required 19 state public utility commission approvals. We are also actively engaged with a number of state attorneys generals. And so you know that, let’s say, it’s mainly with California and New York that we are still working. And I was also in California two weeks ago in order to try to get it through. Integration is the other important piece of the merger. So regulatory approval of course on one side, integration second. I know, I know that you are all eager to hear about the new CEO leadership team for the joint company which will come as we get closer to a decision. I am working with Mike Severt to ensure that the team represents the best leaders from both companies and I can tell you that we are pretty there. I also remain committed to helping all of you getting jobs. That has been my commitment since day one and that remains my commitment today to make sure that all of you will get the right job moving forward and ensuring that the new T-Mobile will have a strong presence in the Kansas City area. As you know we have made some public commitments, you have seen also the investments that we are doing in the campus so that’s clearly a sign that this campus will be really important in the next company if we merge. Thanks to Nestor and the IMO team. I guess that we have done very hard work on preparing the integration plans which will be implemented as closing. We can not implement them now, but we are preparing it hard and thanks to the leadership of Nestor I guess we are quite ready and we are going to do quite big inroads or inputs in all which has to be prepared.

….

Those structural challenges put us at a disadvantage in our industry and it will be an uphill battle as a stand alone company. Make no mistake about it, but I know that you know that the merger with T-Mobile is the best way to address those issues, whether we are speaking about the network, whether we are speaking about the offers, and whether we are speaking about our own executions in our different channels. Best way to address and provide customers the best wireless services at the best prices.

…

We’re hopeful, ha ha, you were waiting for John, we’re hopeful that the merger with T-Mobile will go through. On one side it will help us further improve our LTE experience and to fix once for all the issues that we are still fighting with. And even more important, as we have explained on different occasions, it will allow us to really elevate 5G for consumers across the country. Together, T-Mobile and Sprint, we can fix the structural issues we have with our network and make sure that we create the best network in this country.

…

And it was also a, let’s say, a successful quarter for Wireline. The team added some great new customers including a couple of Fortune 500 companies such as Lenovo (indiscernible). We are nearing the end of the TDM migration, which was a major undertaking for the, for the team. Good job on getting it down to only 99 customers left out of 3,000 and that will be finished of course in the course of ‘19. Of course we know the challenge here is that wireline still lacks the scale needed to challenge competition. And that’s where once again the merge with T-Mobile will bring this scale that we are missing in that part of the business as well.

…

We plan so set STI objectives and targets for Q1 only. If we merge, you will receive whichever payout is better, 100% or the result we achieved from April 1 to the closing date. So we’ll have a, lets say, we have a target, but you’ll have in any case best of both worlds. If we do not merge, then we’ll set STI target for the remaining quarter of full year ‘19 and combine them with our Q1 results to determine the payout. So that means that at least you know what’s going to happen.

…

More than 226,000 high school students are now connected thanks to the 1 million project. And if we merge, T-Mobile has committed to continuing the program, which is absolutely fantastic for those kids. As you have seen today, and I will close there, clearly first great job for ‘18 and once again, congrats and thanks for all what you have done. But clearly we have a lot ahead of us in ‘19 and I hope you are all ready for this fresh start. Worrying about what will happen with the merger won’t do anyone any good.

It was, like, quite a difference. Okay, fine. Fortunately there are a few French restaurants, which is, which is cool. But let’s say, it’s really amazing. Of course it was easy for me because Marcelo had done such a great job before. And as all of you know, we have been close together for many years. I just jumped in the role in a very easy manner. And then discovering this company, discovering your energy, discovering your passion, discovering your dedication for, let’s say, what has been achieve in the past 20 years, that’s just great. And I’m proud, meaning that if we land, which I hope, the merge in between T-Mobile and Sprint, I guess that will I have enable an amazing future for all of you and that’s really my only job in this company to make sure that you will have a very amazing future. So thank you for having me with you. And that’s the way I see sprint fam.

Other questions? So I have one question either for Andrew or Judd. Which is why is there such a large discrepancy between the stock ratio between us and T-Mobile if we are still confident in the merger? So Judd, what are you doing with the share price basically?

>>Judd: So this is indicative of the vacuum of information, right? So as Michelle talked about earlier there’s, you know, plenty of people out there that don’t want to see this merger happen. An so, you know, unfortunately in this stage of the process, it’s a very behind closed door process. And so a lot of what the media gets is what’s, you know, fed to them by those that oppose it. So the market only has the information of more of a negative bias whereas management and working closely, directly with the parties is more confident. Again, as I tell Michelle and others, you know, if we just keep getting to the finish line, the stock price will take care of itself. So.

>>Michel Combs: Good. So meaning that he has nothing to do if you have understood.

There are a few questions there that I will take in a block and I will take the next one. But I guess as there are many questions I just would like to list some of them. Which is can we survive without getting merge with anyone in the industry? Is the merger fails is there a chance Sprint would merge with a different company? How will Sprint fair as a standalone if the merger is not approved? So I guess it’s important for me to tackle those questions because I understand that it’s probably one of the major concerns that you have. First, I just would like to reiterate that I am confident and optimistic that the merge should go through. And in any case in the next coming weeks, we are going to do all what we can in between the T-Mobile team and the Sprint team in order to make it work. We have a terrific project. I mean you all know it’s about investments, it’s about employment, it’s about competitiveness of the U.S. So I guess that we are all proud of that. And I am sure that with the passion, energy of Marcelo and John, there is no doubt they will convince everyone. So that’s my first piece is to say don’t be mistaken, don’t read too much out of what is in the press. I am confident that we will go there, first. Second, what I have always said is if there was no merge, which of course would not be our decision, but which would be the regulatory decisions, we would have to cope with it. Meaning that we will have to continue the path and the journey within Sprint. What we have said is the journey will be different. Will we compete for number one position in the U.S. if we are standalone? The answer is obviously no. Meaning that we don’t have the scale. We don’t have the financial resources. We don’t have the assets in terms of the network in order to be in a position to compete against AT&T and Verizon. Will we be able to be the leading 5G for the next coming years on a national wide basis? No. We’ll have to decide where we play, how we play in order to be relevant maybe in a more limited footprint, but where we have strong scales and capabilities and making sure that we do it right. So there is a play there, but which will not be the same, not a national wide, full fledge competitor, but let’s say a more narrowly focused company leveraging its own assets in order to continue to disrupt the industry. So that’s what we would work together in order to build a future for this company moving forward. So would the company survive? The answer is yes. Would the company be different than what we would deliver if we were to merge. The answer is yes. And so that’s what we will have to invent all together. So once again, I mean, don’t be distracted for the time being. As you know, some of you, let’s say, have a duty to the fact that of course we were working on what we have called a plan B which is at least to have, I am always thinking about what could be the future of the company if we were to stay standalone because I would not let you down neither in this type of circumstances. But for the time being, all my energy is dedicated A) to continue to operate the company and B) to make sure that we land this merge properly. So that’s where we stand. And there was also questions on whether we had the financial resources in order to, to move on and to continue. So there once again with Andrew, we have been, let’s say, cautious enough to finance the company ahead of the merge in order to make sure that we have liquidity ahead of us for the next 12-18 months. So which will give us some time, let’s say, to adjust if needed. Sot here is no worry to have there. Of course we will be under pressure, but as we didn’t know whether it will go through or not, we have secured financing ahead of all this process in order to be on the safe side. So that’s where we stand. So don’t be, don’t be anxious once again. Stay focused. Stay committed. And I will try to take care of the rest. That’s my part of the deal in between you and me. So that’s I guess it was, let’s say, many questions that you had around these lines. Yeah, next question. You have a nice T-shirt.

…

So I have another questions to figure out whether we hear the waves. So I have a question for Jan. Where was it? Are our job titles likely to change after the merge? Dianne, the floor is yours. And as you have some colleagues with you, with Dow, whomever wants to say a word for me.

>>Dianne: Come on over guys. Come on.

>>Michel Combs: We would like to make sure that they are still there, that they are not on the beach.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.